Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No’s. 333-81504 and 333-4430 on Form S-8 of our reports relating to the consolidated financial statements of OPNET Technologies, Inc. and its subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for uncertain tax positions to conform to Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and the change in method of accounting for share-based payments to conform to FASB No. 123 (revised 2004), Share Based Payment), and the effectiveness of OPNET Technologies, Inc.’s internal control over financial reporting, dated June 9, 2008, appearing in this Annual Report on Form 10-K of OPNET Technologies, Inc. and its subsidiaries for the year ended March 31, 2008.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

June 9, 2008